

Mailstop 3233

September 1, 2015

<u>VIA E-MAIL</u>
Mr. Jon W. Clark
Chief Financial Officer
Gramercy Property Trust, Inc.
521 5th Avenue, 30th Floor
New York, New York 10175

  **Re: Gramercy Property Trust, Inc.
    Form 10-K for the year ended December 31, 2014
    Filed on March 9, 2015
    File No. 001-32248**

Dear Mr. Clark:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Eric McPhee

        Eric McPhee
        Senior Staff Accountant
        Office of Real Estate and
        Commodities